Contact

www.linkedin.com/in/vincent-petrella-39518636 (LinkedIn)

Top Skills

Manufacturing
Lean Manufacturing
Cross-functional Team Leadership

Certifications

Certified Public Accountant

Vincent Petrella

Consultant
Wimauma, Florida, United States

Experience

Self-employed

Consultant
January 2024 - Present (2 years 8 months)

GroundWorx®

Board Member
August 2019 - Present (7 years 1 month)

The Morey Corporation

Chief Financial Officer
March 2022 - January 2024 (1 year 11 months)

KonaMetrix

President
September 2019 - February 2022 (2 years 6 months)
San Diego, California, United States

Self Employed

Financial Services Consultant
May 2013 - September 2019 (6 years 5 months)
Illinois, United States

Based on my background in finance and operations, I have been consulting with small to medium size companies in all industries. My focus is on operational waste, improving financial reporting, and team building. Part of my practice has also been to help companies improve their existing or new banking relationships.

In addition to working with companies, I have also been consulting with individuals on personal finances as well as job coaching.

The Morey Corporation

President (former CFO)
September 2001 - April 2013 (11 years 8 months)

ThoughtWorks
Vice President, Finance & Administration
1996 - 2001 (5 years)

New Era Funding Corp (f/k/a Datronic Rental Corp)
Treasurer and VP of Administration
1990 - 1996 (6 years)

Hamilton Partners
Assistant Controller
1987 - 1989 (2 years)

KPMG
Senior Supervisor
1984 - 1987 (3 years)

Education

DePaul University
BS, Accounting